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December 24, 2008	Paul Hilton Partner 303 454 2414 philton@hhlaw.com

BY EDGAR and FEDERAL EXPRESS

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 4561

Attn: David L. Orlic

Re:	CIBER, Inc.
Registration Statement dated November 25, 2008
Filed November 25, 2008
File No. 333-155663
Comment Letter dated December 17, 2008

Dear Mr. Orlic:

On behalf of CIBER, Inc., a Delaware corporation (“CIBER”), this letter responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in a letter to Mac J. Slingerlend, Chief Executive Officer of CIBER, dated December 17, 2008 (the “Comment Letter”) regarding CIBER’s Registration Statement on Form S-3 (File No. 333-155663), as filed with the Commission on November 25, 2008 (the “Registration Statement”).

Filed herewith is Amendment No. 1 to the Registration Statement (“Amendment No. 1”), marked copies of which will be sent to the Commission to show changes from the Registration Statement.

CIBER’s response to the Staff’s comment is set forth below:

1.                                 Comment:  Your registration statement currently pertains to “certain securities which may be resold or reoffered by persons who acquired such shares pursuant to this prospectus.”  Pursuant to General Instruction II.G to Form S-3 and Rule 430B(b) under the Securities Act of 1933, issuers other than well-known seasoned issuers are permitted to omit the identities of selling security holders, amounts of securities being registered for resale on their behalf, and a specific description of those securities, only if:

•                  the offering of the securities or securities convertible into such securities that are being registered for resale was completed;

•                  the securities, or securities convertible into such securities, were issued and outstanding prior to the original date of filing the registration statement; and

•                  the registrant identifies the initial transaction in which the securities were sold.

Response:  The Company has complied with this comment by deleting references to selling securityholders in Amendment No. 1.

In closing, we acknowledge the Staff’s comment with respect to requests for acceleration of the effective date and will furnish the requested letter at the time we request acceleration of the effective date of the Registration Statement, as amended.

If you have questions regarding the enclosures or require additional copies, please do not hesitate to contact me at (303) 454-2414 or Tara L. Dunn at (303) 454-2426 or tldunn@hhlaw.com.

Sincerely,

/s/ PAUL HILTON

Paul Hilton, Esq.

Enclosures
cc:	CIBER, Inc.